UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

WEIGHT WATCHERS INTERNATIONAL, INC.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

948626106

(CUSIP Number)

Anne Goffard

Westend S.A.

105 Grand-Rue

L-1661 Luxembourg

Luxembourg

(+352) 22.42.59-1

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 24, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 11 Pages

Exhibit Index: Page 10

CUSIP No. 948626106

1	NAMES OF REPORTING PERSONS. Westend S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 41,247,893 (See Item 5)
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 41,247,893 (See Item 5)
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,247,893 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.0% (See Item 5)
14	TYPE OF REPORTING PERSON HC

CUSIP No. 948626106

1	NAMES OF REPORTING PERSONS. Stichting Administratiekantoor Westend
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 41,247,893 (See Item 5)
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 41,247,893 (See Item 5)
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,247,893 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.0% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 948626106

1	NAMES OF REPORTING PERSONS. Mr. Pascal Minne
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Belgium

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 41,247,893 (See Item 5)
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 41,247,893 (See Item 5)
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,247,893 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.0% (See Item 5)
14	TYPE OF REPORTING PERSON IN

CUSIP No. 948626106

1	NAMES OF REPORTING PERSONS. Artal Holdings Sp. z o.o., Succursale de Luxembourg
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Poland

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 41,247,893 (See Item 5)
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 41,247,893 (See Item 5)
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,247,893 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.0% (See Item 5)
14	TYPE OF REPORTING PERSON OO

CUSIP No. 948626106

1	NAMES OF REPORTING PERSONS. Artal International Management S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 41,247,893 (See Item 5)
8 SHARED VOTING POWER 0
9 SOLE DISPOSITIVE POWER 41,247,893 (See Item 5)
10 SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,247,893 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 56.0% (See Item 5)
14	TYPE OF REPORTING PERSON OO

Westend S.A. (“Westend”), Stichting Administratiekantoor Westend (the “Stichting”) and Mr. Pascal Minne hereby amend, as set forth below, their Statement on Schedule 13D filed with the Securities and Exchange Commission on March 18, 2004, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on March 15, 2006, Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on December 19, 2006, Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on February 2, 2007 and Amendment No. 4 to Schedule 13D filed with the Securities and Exchange Commission on March 31, 2009 (the “Statement”), relating to the common stock, no par value per share (the “Common Stock”), of Weight Watchers International, Inc., a Virginia corporation (the “Company”) to account for a recent sale of Common Stock and to add Artal Holdings Sp. z o.o., Succursale de Luxembourg (“Artal Holdings”) and Artal International Management S.A. (“Artal International Management”) as additional reporting persons. Capitalized terms used herein that are not otherwise defined shall have the meanings given to them in the Statement.

Item 2.	Identity and Background.

The response to Item 2 of the Statement is hereby amended and restated by the following:

This statement is being filed by Artal Holdings, Artal International Management, Westend, the Stichting and Mr. Pascal Minne (together, the “Reporting Persons”).

The address of the principal place of business of Artal Holdings, Artal Luxembourg S.A., Artal International S.C.A., Artal Group S.A. and Westend is 105, Grand-Rue, L-1661, Luxembourg, Luxembourg. Artal Holdings is a Luxembourg branch of Artal Holdings Sp. z o.o., which is a company organized under the laws of Poland and its principal business is the ownership of Weight Watchers International, Inc. Artal Luxembourg S.A. is organized under the laws of Luxembourg and its principal business is its ownership of Artal Holdings Sp. z o.o. and its subsidiaries. Artal International S.C.A. is organized under the laws of Luxembourg and its principal business is its ownership of Artal Luxembourg S.A. and its subsidiaries. Artal International S.C.A. is a limited partnership managed by Artal International Management, a wholly owned subsidiary of Artal Group S.A. The principal place of business of Artal International Management is the same as for Artal International S.C.A. Artal Group S.A. is organized under the laws of Luxembourg and its principal business is its ownership of Artal International S.C.A. and its subsidiaries. Westend is organized under the laws of Luxembourg and its principal business is its ownership of Artal Group S.A. and its subsidiaries. The address of the principal place of business of the Stichting is Ijsselburcht 3, 6825 BS Arnhem, The Netherlands. The Stichting is organized under the laws of The Netherlands and its principal business is its ownership of Westend and its subsidiaries. Mr. Minne is the sole member of the Board of the Stichting. Mr. Minne is a citizen of Belgium, his present principal occupation is as partner at Petercam, a financial services company, and his business address is Place Ste. Gudule, 19, B-1000, Bruxelles.

The directors of Artal Holdings Sp. z o.o. are Mr. Morgan Kenneth Anthony (Chairman), Mr. Bernard Darimont and Mr. Paul Köhler. Mr. Anthony is a citizen of Ireland and his present principal occupation is as director of Trinity Trust Corporate Services Sp. z o.o., a company active in financial services, and his business address is 56C, Al. Jerozolimskie, PL-00-803, Warsaw, Poland. Mr. Darimont is a citizen of Belgium. His present principal occupation is as managing director of Artal Services N.V. and his business address is Woluwedal 28 (bte 14), 1932 Sint-Stevens-Woluwe, Belgium. Mr. Köhler is a citizen of The Netherlands, and his present principal occupation is as managing director of Artal International Management S.A.

The branch managers of Artal Holdings are Mrs. Anne Goffard and Mrs. Audrey Le Pit. Mrs. Goffard is a citizen of Belgium and her present principal occupation is as an employee of Artal International S.C.A. Mrs. Le Pit is a citizen of France and her present principal occupation is as an employee of Artal International S.C.A.

The managing directors of Artal Luxembourg S.A. and Artal International Management S.A. are Mr. Darimont, Mrs. Goffard and Mr. Köhler. The information for each managing director is provided above.

The directors of Artal Group S.A. are Mr. Eric Wittouck (Chairman), Mr. Pierre Ahlborn, Mr. Jean Frederic Andersen, Mr. Raymond Debbane, Mr. Donald Fallon, Mr. Léopold Goldschmidt, Mr. Eric Jolly, Mr. Lawrence Lunt and Mr. Minne. Mr. Wittouck is a citizen of Belgium and his present principal occupation is as the Chairman of the board of Artal Group S.A. Mr. Pierre Ahlborn is a citizen of Luxembourg; his present principal occupation is as the chief executive officer of Banque de Luxembourg S.A. and his business address is 14, Bd. Royal, L-2449, Luxembourg, Luxembourg. Mr. Andersen is a citizen of Belgium and his present principal occupation is as a director of Artal Group S.A. Mr. Debbane is a citizen of Panama and his present principal occupation is as the president of The Invus Group, LLC. Mr. Debbane is also the Chairman of the board of directors of Weight Watchers International, Inc. and his business address is 11 Madison Avenue, 17th Floor, New York, New York 10010. Mr. Fallon is a citizen of Belgium and his present principal occupation is as a director of Artal Group S.A. Mr. Goldschmidt is a citizen of Belgium and his present principal occupation is as a director of Artal Group S.A. Mr. Jolly is a citizen of Belgium and his principal occupation is as a director of Artal Group S.A. Mr. Lunt is a citizen of Belgium; his present principal occupation is as a financial advisor at Armonia LLC and his business address is 73, Arch Street, Greenwich, Connecticut 06803. The information for Mr. Minne is provided above.

The directors of Westend S.A. are Mrs. Goffard (Managing Director), Mr. Minne and Mr. Denis Pittet. The information for Mrs. Goffard and Mr. Minne is provided above. Mr. Pittet is a citizen of Switzerland; his present principal occupation is as an employee in financial services at Lombard Odier Darier Hentsch & Cie and his business address is Rue de la Corraterie, 11 1204 Geneva, Switzerland.

During the last five years, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any of the other persons named in this Item 2: (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer.

The responses to Item 5(a), Item 5(b) and Item 5(c) of the Statement are hereby amended and restated by the following:

(a)-(b) The information contained on the cover pages of this Amendment No. 5 to Schedule 13D is incorporated herein by reference.

As of the date hereof, Artal Holdings is the record owner of 41,247,893 shares, or approximately 56.0%, of the Common Stock outstanding (based on 73,645,446 shares of Common Stock issued and outstanding on October 31, 2010). Artal Luxembourg S.A. holds an irrevocable proxy with respect to 15,000,000 of these shares. Artal Holdings is a subsidiary of Artal Luxembourg S.A., which is a subsidiary of Artal International S.C.A., which is managed by its managing partner, Artal International Management, which is a subsidiary of Artal Group S.A. (together with Artal Holdings, Artal Luxembourg S.A., Artal International S.C.A. and Artal International Management, the “Artal Entities”), which is a subsidiary of Westend S.A., which is a subsidiary of the Stichting, whose sole member of the Board is Mr. Pascal Minne. Consequently, each of the Reporting Persons may be deemed, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, to be the beneficial owner of the shares of Common Stock held of record by Artal Holdings.

(c) Other than a sale on February 24, 2011, by Artal Holdings to Credit Suisse Securities (USA) LLC of 2,000,000 shares of Common Stock at a price per share of $60.75 in a transaction pursuant to Rule 144 under the Securities Act of 1933, as amended, there have been no transactions in shares of Common Stock by any of the Reporting Persons or by any individuals or entities named in Item 2 of the Statement during the past 60 days.

Item 7.	Material to be Filed as Exhibits.

The response to Item 7 of the Statement is hereby amended and supplemented by adding the following:

Exhibit 6. Joint Filing Agreement, dated as of March 7, 2011, by and among the Reporting Persons.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

WESTEND S.A.

By:	/s/ Pascal Minne
Name:	Mr. Pascal Minne
Title:	Director

STICHTING ADMINISTRATIEKANTOOR WESTEND

By:	/s/ Pascal Minne
Name:	Mr. Pascal Minne
Title:	Sole Member of the Board

MR. PASCAL MINNE

/s/ Pascal Minne

ARTAL HOLDINGS SP. Z O.O., SUCCURSALE DE LUXEMBOURG

By:	/s/ Audrey Le Pit
Name:	Audrey Le Pit
Title:	Branch Manager

ARTAL INTERNATIONAL MANAGEMENT S.A.

By:	/s/ Anne Goffard
Name:	Anne Goffard
Title:	Managing Director

Dated: March 7, 2011

EXHIBIT INDEX

Page No.

EXHIBIT 6.	Joint Filing Agreement, dated as of March 7, 2011, by and among Artal Holdings Sp. z o.o., Succursale de Luxembourg, Artal International Management S.A., Westend S.A., Stichting Administratiekantoor Westend and Mr. Pascal Minne.	11